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             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a).*

                                 -------------

  *As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.
- Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 10)*

                        HAVERTY FURNITURE COMPANIES, INC.
                        ---------------------------------

                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                   419596-20-0
                                 --------------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JANUARY, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                        (Continued on following page(s))

                               Page 1 of 7 Pages

------------------------------------                      ----------------------
CUSIP No. 419596-20-0                         13D             Page 2 of 7 Pages
          --------------------
------------------------------------                      ----------------------


------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            RAWSON HAVERTY
------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)[ ]
                                                                                                        (b)[ ]

------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

            00/PF
------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]


------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
NUMBER
                              739,736
OF SHARES        -------------------------------------------------------------------------------------------------
                    8.        SHARED VOTING POWER
BENEFICIALLY
                              727,388
OWNED BY EACH    -------------------------------------------------------------------------------------------------
                    9.        SOLE DISPOSITIVE POWER
REPORTING
                              739,736
PERSON           -------------------------------------------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
WITH
                              622,388
------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,467,124
------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]


------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.73%
------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 10 TO SCHEDULE 13D
                                OF RAWSON HAVERTY


      This filing constitutes Amendment No. 10 to a Schedule 13D filed with the Securities and Exchange Commission by Rawson Haverty, Chairman of the Board of Haverty Furniture Companies, Inc. (the "Issuer"), with respect to the Issuer's $1.00 par value Class A common stock (the "Class A Common Stock").

      Item 1.     SECURITY AND ISSUER.

      This filing relates to shares of the Class A Common Stock of the Issuer, whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

      Item 2.     IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by Rawson Haverty, an individual whose business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. Mr. Haverty is Chairman of the Board of the Issuer.

      Mr. Haverty has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Haverty is a citizen of the United States.

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The securities which are the subject of this filing were originally acquired by Mr. Haverty pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock ("Common Stock"), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such Stockholder on the record date for payment of the stock dividend. In June 1986, Mr. Haverty, together with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of the Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer's founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.

      Since the recapitalization and exchange offer, Mr. Haverty's beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mr. Haverty, such as gifts, sales,


                               Page 3 of 7 Pages
purchases, and exercises of stock options. In addition, Mr. Haverty's beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock, which number has decreased since the filing of the last amendment (Amendment No. 9) to this Schedule 13D.

      Item 4.     PURPOSE OF TRANSACTION.

      Since the filing of the last amendment to this Schedule 13D, Mr. Haverty's beneficial ownership of shares of Class A Common Stock has increased due to the factors referenced in the last paragraph of Item 3. As of February 29, 2000, Mr. Haverty owned approximately 30.73% of the outstanding shares of Class A Common Stock.

      Mr. Haverty is Chairman of the Board of the Issuer and is Chairman of the Executive Committee of the Board of Directors, and thus is a member of senior management of the Issuer.

      Item 5.     INTEREST OF SECURITIES OF THE ISSUER.

      (a) As of February 29, 2000, Mr. Haverty beneficially owned an aggregate of 1,467,124 shares, or approximately 30.73% of the outstanding Class A Common Stock of the Issuer. Of this amount, Mr. Haverty possesses sole voting and investment powers with respect to 739,736 shares, shared voting power with respect to 727,388 shares and shared investment power with respect to 622,388 shares.

      (b) The following information is provided with respect to shares as to which Mr. Haverty shares voting and/or investment powers:

           (i) 286,750 shares of Class A Common Stock are held in the Issuer's Retirement Plan and Trust, with respect to which Mr. Haverty shares voting and investment powers with the Employee Benefits and Stock Option Committee of the Board of Directors of the Issuer. This committee is comprised of three directors of the Issuer as follows:

                    (A) Frank S. McGaughey, III, Chairman of the Committee, is a partner in the law firm of Powell, Goldstein, Frazer & Murphy, LLP. Mr. McGaughey's business address is 191 Peachtree Street, Atlanta, Georgia 30303. Mr. McGaughey is a United States citizen.

                    (B) Lynn H. Johnston is retired, and prior to retirement served as Chairman of the Board of ING America Life Corporation. Mr. Johnston's residence address is 5050 Hidden Branches Circle, Dunwoody, Georgia 30338. Mr. Johnston is a United States citizen.

                    (C) Robert R. Woodson is retired, and prior to retirement served as Chairman of the Board of John
                              H. Harland Company. Mr. Woodson's residence address is 2042 Deer Ridge Drive, Stone Mountain, Georgia 30087. Mr. Woodson is a United States citizen.


                               Page 4 of 7 Pages

                    (D) Rawson Haverty, Jr. is Senior Vice President, Real Estate and Development, of the Issuer, his business address is 780 Johnson Ferry Road,
                              Suite 800, Atlanta, Georgia 30342, and he is a United States citizen. Mr. Haverty has no voting powers with respect to stock options.

          (ii) 9,324 shares are held in the Rawson Haverty Self-Employed Retirement Plan and Trust, the Trustee of which is SunTrust Securities, Inc. ("SunTrust"). SunTrust's address is P.O. Box 4418, Atlanta, Georgia 30302.

          (iii) 187,064 shares are owned of record by Mr. Haverty's spouse, Margaret M. Haverty, with respect to which Mr. Haverty shares voting and investment powers. Mr. and Mrs. Haverty's residence address is 3740 Paces Valley Road, N.W., Atlanta, Georgia 30327. Mrs. Haverty is a United States citizen.

          (iv) 94,350 shares are held in a Trust for Rawson Haverty, the Trustee of which is Banc of America. Mr. Haverty shares voting power and has no dispositive power with respect to these shares. Banc of America's address is Suite 1100, 600 Peachtree Street, N.E., Atlanta, Georgia 30308.

          (v) 95,340 shares are held in a Trust for Betty H. Smith, the sister of Rawson Haverty, with respect to which Banc of America and Mr. Haverty are Co-Trustees.

          (vi) 10,650 shares are held in a Trust under the Will of Elizabeth R. Haverty for the benefit of Rawson Haverty, with respect to which Banc of America and Mr. Haverty are Co-Trustees. Mr. Haverty shares voting power and has no dispositive power with respect to these shares.

          (vii)     10,650 shares are held in Trust under the Will of Elizabeth
                    R. Haverty for the benefit of Betty H Smith, the sister of Rawson Haverty, with respect to which Banc of America and Mr. Haverty are Co-Trustees.

          (viii) 42,584 shares are held by the Mary E. Haverty Foundation, a charitable foundation of which Mr. Haverty serves as Chairman of the Board of Trustees, and with respect to which he shares voting and investment powers with other members of the Board of Trustees. The following information is provided with respect to the other Trustees:

                    (A) Rawson Haverty, Jr. is Vice President, Real Estate and Insurance Divisions, of the Issuer, his business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342, and he is a United States citizen.

                    (B) Ben M. Haverty is Regional Manager and General Manager of the Issuer's Atlanta, Georgia operations, his business address is 5849 Peachtree Road, Chamblee, Georgia 30341, and he is a United States citizen.


                               Page 5 of 7 Pages

                    (C) Jane M. Haverty is an attorney in the law firm of Smith, Gambrell & Russell, LLP. Ms. Haverty's business address is 1230 Peachtree Street, N.E., Suite 3100, Atlanta, Georgia 30309, and she is a United States citizen.

                    (D) Mary Elizabeth Mutter is a homemaker. Ms. Mutter's residence address is 225 Central Park West,
                              New York, New York 10024, and she is a United States citizen.

                    (E) Peggy H. Glover is a homemaker. Ms. Glover's residence address is 244 Pable Road, Ponte Vedra Beach, Florida 32082, and she is a United States citizen.

      No person described in this Item 5.(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, nor has any such person, during the last five years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c) Mr. Haverty effected no transactions in Class A Common Stock during the past 60 days.

      (d)      Not applicable.

      (e)      Not applicable.

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haverty and any other person with respect to any securities of the Issuer, except as otherwise described in Item 5.

      Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

      There are no exhibits being filed with this Amendment to Schedule 13D.


                               Page 6 of 7 Pages

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 31, 2000
                                           -----------------------------------
                                           Date


                                           /s/ Rawson Haverty
                                           -----------------------------------
                                           Signature

                                           Rawson Haverty
                                           Chairman of the Board
                                           Haverty Furniture Companies, Inc.




                               Page 7 of 7 Pages